

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 4, 2017

Daniel S. McNamara
President
USAA ETF Trust
9800 Fredericksburg Road
San Antonio, TX 78288-0227

> **Re: USAA ETF Trust**
> **Form N-1A**
> **Filed July 6, 2017**
> **File Nos. 811-23271 and 333-21987**

Dear Mr. McNamara:

We have reviewed the Trust's registration statement and have the following comments. In some of our comments, we may ask the Trust to provide us with information so we may better understand the Trust's disclosure.

Please respond to this letter by amending the registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the registration statement and the information the Trust provides in response to these comments, we may have additional comments.

General

1. Some of our comments may apply to more than one ETF included in your registration statement. For brevity we have not repeated our comments. Please consider whether our comments apply to similar disclosures contained elsewhere in your filing.

2. We note you intend to use MSCI Indexes for four of your new ETFs. For each ETF and Index, please:

- Tell us when the Index was created and, if recently created, tell us whether the Advisor or one if its affiliates requested its creation or had any role in determining the Index's objectives, strategies, or rules;
- Provide us with copies of the Index Methodology White Papers;
- Tell us whether any other funds currently use, or may use, the Indexes; and,
- File all licensing agreements related to the Indexes as material agreements.

3. The USAA MSCI USA Small Cap Value Momentum Blend Index ETF and USAA MSCI Emerging Markets Value Momentum Blend Index ETF have names that implicate Rule 35d-1 under the Investment Company Act because they include references to terms such as "Small Cap" or "Emerging Markets." While you currently provide an 80% test tied to your Indexes, it is unclear whether this would concurrently satisfy the Names Rule with respect to these other terms. Please revise to either:
- Provide Rule 35d-1 compliant policies and disclosure for each ETF where applicable, or
- Explain how your existing policies and disclosure satisfies the Names Rule for each applicable ETF and confirm your intention to periodically assess your portfolio against Names Rule requirements.

In responding, please note the Commission's statement in Release No. IC-24828 that index funds "generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index."

USAA MSCI USA Value Momentum Blend Index ETF

Fees and Expenses, page 1

4. Please confirm that the Advisor's agreement to waive a portion of its management fee will have an initial term of at least one year from the effective date of the registration statement.

Principal Investment Strategy, page 2

5. On page two you indicate that, under normal circumstances, you will invest at least 80% of your net assets, plus borrowings for investment purposes, exclusive of collateral held from securities lending, in securities in the Index. Briefly explain to us your plans for engaging in securities lending, including the types of investments you intend to make, and how those investments are consistent with an index-based ETF.

6. Based on your disclosure, it is unclear approximately how many stocks would be included in the Index, what market capitalization range is represented by the Index, and what sectors are most represented in the Index. Please revise to provide additional, material information about the Index so that investors may further understand the type of portfolio exposures they are gaining from an investment in the ETF.

Principal Risks, page 3

7. We note that you include Derivatives Risk on page four but do not have any corresponding strategy disclosure about your intention to use derivatives. If derivatives will be a part of your principal strategy, please revise to discuss how you will use them and the specific types you will use. If derivatives will not be part of your principal strategy, please relocate your risk factor to a more appropriate area of your prospectus.

8. If investing in mid-capitalization issuers will be part of your principal investment strategy, please consider adding appropriate risk disclosure associated with investing in such issuers.

9. The disclosure on page seven under Value Risk indicates that value investing includes shorting securities that are expensive based on certain ratios. With a view to disclosure, please tell us whether the Index is long-only or includes short positions. If the Index includes short positions, please revise your strategy and risk disclosures as appropriate.

USAA MSCI USA Small Cap Value Momentum Blend ETF

Principal Investment Strategies, page 11

10. We note the ETF seeks to track a small capitalization index that considers value and momentum factors. Please tell us how you determined that there would be sufficient liquidity in the anticipated index constituents, and your portfolio, for purposes of complying with Commission rules and your March 27, 2017 Order (USAA ETF Trust, et al., Order No. 32576). In addition, please explain why you believe your portfolio will be tradeable enough for the arbitrage mechanism to work. Please provide similar information for the USAA MSCI Emerging Markets Value Momentum Blend Index ETF.

11. We note the Index uses momentum as one of its factors. Small capitalization issuers tend to have less trading volume than mid or large capitalization issuers. In addition, these issuers' share prices are frequently more volatile and subject to more abusive trading practices than mid or large capitalization stocks. Please tell us what analysis, if any, the Advisor has done on momentum as a factor for small capitalization stocks specifically and, if necessary, tailor the momentum risk disclosure accordingly.

12. Please disclose the market capitalization range of issuers included in the Index.

Principal Risks, page 12

13. Please tailor your "Mid-Capitalization and Small-Capitalization Company Risk" to your Fund.

USAA MSCI International Value Momentum Blend Index ETF

14. Currently your disclosure states that "non-U.S. issuers means the following countries …" This statement is unclear as the Index is comprised of equity securities and not countries. Please clarify how you will determine an investment is tied economically to one of the listed countries. For guidance please consider the Release No. IC-24828, particularly footnote 42. In addition, to the extent the Fund will have material country-specific or sector-specific exposures, please disclose the country or sector and provide appropriate quantitative and qualitative disclosures. Similar disclosure should be provided for the USAA MSCI Emerging Markets Value Momentum Blend Index ETF.

Principal Risks, page 22

15. Please revise your Currency Risk discussion to reference any specific foreign currencies you anticipate that you will have material exposures to. In addition, please clarify why you include a reference to hedging positions in your disclosure.

Overview of Index Funds, page 40

16. Starting on page 40 you provide a general discussion of index investing but you do not include the Index- or ETF- specific disclosures typically provided in response to Item 9 of Form N-1A. For example you state that "[a]n index is an unmanaged group of securities whose overall performance is used as a standard to measure investment performance of a particular market [and it] is a passive measure of stock market returns." However, we note your Indexes are factor-based, and may embody judgments different from typical passive index investments, and/or have portfolio turnover levels or other costs that are atypical of passive index investments. Please revise to provide more Index- and ETF- specific disclosures. These disclosure might include:
   - How value and momentum scores are derived (e.g., what is "forward share price to earnings," how is forward share price determined, and why does it indicate value);
   - A discussion of the Index weighting methodology;
   - How many issuers are anticipated to be included in the Index;
   - What market capitalization ranges are associated with the Index; and,
   - What industries, currencies, and countries will the Index have material exposures to and to what extent?
   Please revise accordingly.

17. On page 42 you state that indexing may appeal to investors "because it provides simplicity through a straightforward market-matching strategy and may provide diversification by investing in a variety of companies and industries." Given each Index's factor-based strategy, it is unclear whether your ETFs provide simplicity or are straightforward. Please tailor your discussion to the Indexes and ETFs being offered.

Daniel S. McNamara
USAA ETF Trust
August 4, 2017
Page 5

Risks, page 43

18. While many of the risks you present apply to all of your ETFs, some risks appear to be unique to certain ETFs. Please add clarifying disclosure so that investors know which risks apply to the specific ETF they are investing in.

19. On page 43 under Calculation of Methodology Risk you state "[a]n Index has a limited performance history." Please clarify which Indexes, if any, have limited performance histories and disclose Index creation dates for any new Indexes.

20. The disclosure on page 47 indicates that "[m]omentum investing entails investing more in securities that have recently had higher total returns and investing less in securities that have had lower total returns." Our understanding is that total return includes dividends and other distributions in addition to changes in price. Your momentum strategy appears to focus only on share price changes. If accurate, please revise here and elsewhere to clarify.

USAA Short-Term Bond ETF

21. We note your Short-Term Bond ETF and Intermediate-Term Bond ETF contain similarities to open-end funds currently offered by USAA in terms of objectives, policies, strategies, and management. Unlike your other open-end funds, your two Bond ETFs will disclose portfolio holdings daily. Please tell us what consideration, if any, the Advisor gave to the potential impact the new Bond ETFs might have on existing funds and what steps you anticipate making to mitigate negative impacts.

Principal Investment Strategy, page 2

22. Please revise your disclosure to briefly explain the Advisor's process for evaluating investments – including how it makes purchase or sale decisions, and constructing the portfolio.

Principal Risks, page 3

23. Currently you provide an 80% policy that includes derivatives and other instruments that have economic characteristics similar to debt securities. If this will be part of your principal strategy, please add appropriate risk disclosure and revise your investment strategy to discuss the types of derivatives and other instruments you will use and how you will use them.

Statement of Additional Information

24. Please revise the red herring language at the top of your Statement of Additional Information so that it is not inconsistent with Item 14(a)(3) of Form N-1A.

Purchase and Redemption of Creation Units, page 5

25. We note your discussion of the fixed and variable fees that may be assessed upon the purchase and redemption of Creation Units. Please confirm that your fees will be consistent with applicable law and the Transaction Fees discussion from your March 27, 2017 Order.

The Trust's Manager, page 50

26. We note your statement that the Advisor pays the Sub-Advisor directly; however, because the Advisor pays the Sub-Advisor a portion of the fee paid by the ETF we view this as an indirect payment by the ETF to the Sub-Advisor. Please provide the disclosure requested by Item 19(a)(3) of Form N-1A.

27. Please insert "without penalty" in all appropriate locations where you discuss the ETF's ability to terminate the Management Agreement and Sub-advisory Agreement. In addition, please confirm your agreements will include the language required by Section 15(a) of the Investment Company Act.

Part C

28. We note you have not filed certain agreements, including your legality opinion. Please note that we review and frequently comment upon exhibits. Please allow for sufficient time for us to do so.

Closing

       We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

       We remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments action or absence of action by the staff.

* * * * *

       If you have any questions on the accounting comments, please call Chad Eskildsen at (202) 551-6951. If you have any other questions prior to filing a pre-effective amendment, please call me at (202) 551-3393.

Sincerely,

/s/

Jay Williamson
Senior Counsel

cc: USAA ETF Trust
          Daniel Mavico